                                                                  EXHIBIT (6)(d)

                              SUPPLEMENT NO. 1 TO
                           SELECTED DEALER AGREEMENT


                                         Boston, Massachusetts

                                         Effective Date:  _________________


Dealer Name:  _____________________________________

Address:      _____________________________________

              _____________________________________

Attn:         _____________________________________



Ladies and Gentlemen:


     This Agreement amends and supplements the Selected Dealer Agreement between you and us, as in effect from time to time (the "Selected Dealer Agreement"). All of the terms and provisions of the Selected Dealer Agreement remain in full force and effect, and this Agreement and the Selected Dealer Agreement shall be construed and interpreted as one Agreement, provided that in the event of any inconsistency between this Agreement and the Selected Dealer Agreement, the terms and provisions of this Agreement shall control. Capitalized terms used in this Agreement and not defined herein are used as defined in the Selected Dealer Agreement.

     We understand that you wish to use Shares of the Funds in managed fee-based programs in which you participate (the "Fee-Based Program"), and that you wish to afford investors participating in such programs the opportunity to qualify for the ability to purchase shares of the Funds at net asset value. We are willing to allow you to purchase Shares of the Funds for sale to investors participating in the Fee-Based Program on such basis, subject to the terms and conditions of this Agreement and the Selected Dealer Agreement.
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1.   Sale of Shares through Fee-Based Program
     ----------------------------------------

     You may, in connection with the Fee-Based Program, sell shares of any Funds made available by us, from time to time, at net asset value to investors participating in a bona fide Fee-Based Program. You will receive no discount, commission or other concession with respect to any such sale, but will be entitled to receive any service fees otherwise payable with respect thereto to the extent provided from time to time in the applicable Funds' Prospectuses and in the Dealer Agreement. We will, after consulting with you, determine, from time to time, which Funds we will make available to you for use in the Fee-Based Program. You agree that Shares will not be made available through the Fee-Based Program for the sole purpose of enabling evasion of sales charges.


2.   Eligibility of Fee-Based Program
     --------------------------------

     We reserve the right to establish basic eligibility requirements from time to time for the sale of Fund shares under your programs, relating to the minimum aggregate amount of your clients' assets invested in the Funds, management fees you charge on such assets, regulatory requirements, and/or similar matters. You shall send to us upon request from time to time the then-current standard fee schedule for the applicable Fee-Based Program and a copy of the applicable Schedule H to the Form ADV containing the required disclosures relating to the Fee-Based Program, or any successor required disclosures. Any brochures, written materials or advertising relating to the Fee-Based Program may refer to the Funds as available at net asset value if the fees and expenses of the Fee-Based Program are given at least equal prominence. In connection with explaining the fees and expenses of the Fee-Based Program, your representatives may describe to customers the option of purchasing Fund shares through such Program at net asset value.


3.   Undertakings
     ------------

     You will (i) provide us with continuous reasonable access to your offices, representatives and mutual fund and Fee-Based Program sales support personnel,
(ii) include descriptions of all Funds offered through the Fee-Based Program in internal sales materials and electronic information displays used in conjunction with the Fee-Based Program, (iii) use reasonable efforts to motivate your representatives to recommend suitable Funds for clients of the Fee-Based Program, and (iv) include the Funds on any approved, preferred or other similar list of mutual fund products offered through the Fee-Based Program.


4.   Customer Accounts
     -----------------

     You may maintain with the Funds' shareholder servicing agent either (i) one or more omnibus accounts solely for the participants in the applicable Fee-Based Program or (ii) separate accounts for each participant in the applicable Fee-Based Program. If one or more omnibus accounts are maintained, you shall, among other things, be responsible for forwarding proxies, annual and semi-annual reports and other materials to each beneficial owner in a timely manner.
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5.   Applicable Law
     --------------

     This Agreement shall be governed by and construed and interpreted in accordance with the internal laws of The Commonwealth of Massachusetts.


6.   Disclaimer and Indemnity
     ------------------------

     We are not endorsing, recommending and are not otherwise involved in providing any investment product of yours, including but not limited to any Fee-Based Program. We are merely affording you the opportunity to use shares of the Funds as an investment medium for the applicable Fee-Based Program. You acknowledge and agree that you are solely responsible for any such Fee-Based Program and you agree to indemnify, defend and hold harmless us, the Funds and our and their affiliates, directors, trustees, officers, employees and agents from and against any claims, losses, damages or costs (including attorneys' fees) arising from or related to such Fee-Based Program, including without limitation any brochures, written materials or advertising in any form that refers to the Funds or the Fee-Based Program.


7.   Miscellaneous
     -------------

     This Agreement is not exclusive and shall terminate automatically upon termination of the Selected Dealer Agreement. We reserve the right, in our discretion upon notice to you, to amend, modify or terminate this Agreement at any time. You agree that any order to purchase Shares placed by you after notice of any amendment to this Agreement has been sent to you shall constitute your agreement to such amendment.


                                            STATE STREET RESEARCH
                                            INVESTMENT SERVICES, INC.



                                            By:  ______________________________
                                                 Name:
                                                 Title:
Accepted:

     __________________________________
     Name of Dealer


By:  __________________________________
     Name:
     Title:

                           ELIGIBILITY REQUIREMENTS
                                      FOR
                              FEE-BASED PROGRAMS



     Dealers with Fee-Based Programs for the purchase of shares of the State Street Research Funds, are subject to satisfaction of any one of the following eligibility conditions:

1. The effective annual management fee charged on the assets invested under the Fee-Based Program may not exceed 2.50%, or be less than 0.50%, of average net assets.

                                      or

2. After the first year, the assets invested under the Dealer's Fee Based Programs in the aggregate must be not less than $250,000.

These conditions are subject to change by State Street Research Investment Services, Inc. at any time upon notice to the Dealer.